

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 25, 2008

Marc V. Byron
Chairman of the Board and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue
4th Floor
Fort Lee, NJ 07024

   Re: Polaris Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed August 27, 2008
     File No. 001-33860

Dear Mr. Byron:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Material Terms of the Merger, page vi

1. In the fifth bullet-point of your summary term sheet, please disclose the voting percentage to be controlled by former Hughes stockholders immediately following the merger, assuming no conversion and assuming maximum conversion by Polaris stockholders. Also provide ownership and voting percentages for Apollo following the merger. We note that earn-out shares will be entitled to full voting rights.

2.   Disclose the approximate dollar value of the merger consideration (not counting the earnout shares) based upon the company's stock price immediately before the announcement of the proposed merger and as of a recent date.

3.   Please expand your summary term sheet to briefly mention the existence and significance of conversion rights and how to exercise them. Also add a bullet-point summarizing the interests of the officers and directors of Polaris in the transaction.

Questions and Answers About the Proposals, page vii

Q. What vote is required in order to approve the merger proposal? page viii

4.   Please disclose that your initial stockholders will vote any shares acquired in the initial public offering or in the aftermarket in favor of the merger proposal and that these votes will be considered public stockholder votes. If your initial stockholders acquire or have acquired any such shares, provide quantitative disclosure of these holdings in your revised proxy statement.

Q. If the merger is completed, what will happen to the Polaris common stock, units and warrants? page xii

5.   Please disclose that the merger will impact the warrants because they become exercisable upon the later of your completion of a business combination and January 11, 2009.

Comparative Historical and Unaudited Pro Forma Per Share Information, page 9

6.   The historical and diluted loss per share for HUGHES Telematics and the pro forma combined basic and diluted loss per share for the year ended December 31, 2007 and the six months ended June 30, 2008 appear inconsistent with the information presented at pages 96-97. Please revise your disclosure accordingly or advise us as to the reason for the differences.

Risk Factors, page 10

Our outstanding warrants may be exercised in the future . . ., page 27

7.   Your disclosure here indicates that outstanding warrants, excluding the initial stockholder warrants, will become exercisable upon the later of the consummation of your business combination and January 11, 2010. The IPO prospectus disclosure as well as disclosure elsewhere in your preliminary proxy statement indicates that all outstanding warrants, including the initial stockholder warrants, will become exercisable upon the later of the consummation of your business combination and January 11, 2009. Please revise your disclosure to clarify.

The Merger Proposal, page 37

Background of the Merger, page 37

8.   Please provide additional background information about the five potential targets you entered into non-disclosure agreements with and conducted due diligence on. Discuss the criteria for selecting these companies and the reasons why you ultimately chose to pursue a transaction with Hughes rather than one of these other companies. Disclose when you abandoned these transactions in favor of pursuing the Hughes transaction.

9.   Please provide additional detail regarding why a representative of Hughes initially contacted with Lowell Kraff on February 21, 2008. Explain how Hughes became aware of your business objective and determined it was compatible with Hughes's business objective. Disclose the significance of any pre-existing relationships among Polaris and its affiliates and Hughes and its affiliates in leading to this initial contact.

10.   Please provide additional detail about the substance of your negotiations with Hughes in the time from initial contact through the letter of intent and up until the definitive merger agreement was signed. For example, discuss the potential transaction structures considered, the valuation of Hughes, how the parties arrived at the consideration form and amount and the other major terms of the transaction that were the subject of negotiations. Please provide us with a copy of the letter of intent.

Polaris' Reasons for the Merger and Recommendation of the Polaris Board, page 39

11.   Please include disclosure addressing Hughes's reasons for the merger. Refer to Schedule 14A Item 14(b)(4) and Regulation MA Item 1004(a)(2)(iii).

12.   We note that you cite the fact that Hughes is an early-stage company as a potentially negative factor considered by your board. Please expand this disclosure to more specifically discuss how the board considered Hughes's significant losses to date and expected losses for the foreseeable future, the development-stage status of its planned future major product and service offering, and its overall financial condition. Explain why the board decided to pursue an acquisition with such a company considering your IPO prospectus disclosure that you would seek to acquire established companies with positive cash flow.

13.   We note that your board determined that the potentially countervailing factors did not outweigh the advantages of the merger. Please expand upon this statement to provide more information about how and why the board came to this conclusion.

Interests of Polaris Directors and Officers in the Merger, page 41

14.   So that shareholders may better understand the significance of the potential personal liability of Mr. Byron and Mr. Kraff, please disclose whether you engaged any vendors or other service or product providers that have not executed waivers to any claim on the

trust account. If so and if you owe a material amount to any such persons, please disclose this amount.

Duff & Phelps Opinion, page 42

15.   Please expand your disclosure to provide additional detail about the method of selecting Duff & Phelps, including whether or not past engagements of Duff & Phelps by Hughes and/or Apollo played any role in the selection directly or indirectly. Refer to Regulation MA Item 1015(b)(3).

16.   Please provide additional detail about the Monte-Carlo option pricing analysis used in valuing the earn-out shares, why it was chosen, and how it resulted in the cited value.

17.   Please explain why Duff & Phelps chose to use, and rely solely on, a discounted cash flow analysis considering the early stage of development of Hughes and its losses to date.

18.   We note that from disclosure on page 45 that your management adjusted the projections provided by Hughes's management. Please disclose the material projections considered by Hughes, and identify the adjustments and why they were made.

19.   Please detail, with tabular disclosure to the extent practicable, how Duff & Phelps determined the range of discount rates applied. If Duff & Phelps conducted an analysis of specific comparable early-stage, high-growth companies, please identify those companies and disclose how they were selected.

20.   Disclose the bases for and the nature of the material assumptions underlying the projections used in the discounted cash flow analysis.

21.   Please disclose the criteria for selecting public company comparables. Explain why the companies were limited to cable television providers and subscription radio providers.

22.   Please clarify whether the second installment of Duff & Phelps' fee is payable only if Duff & Phelps is able to deliver the requested opinions and the merger is consummated.

23.   We note that you have not included quantitative disclosure as to the fees paid by Hughes or its affiliates to Duff & Phelps in the past two years. Please provide this disclosure. Refer to Regulation MA Item 1015(b)(4).

24.   Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Duff & Phelps in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

U.S. Federal Income Tax Consequences of the Merger, page 47

25.   Please remove the word "generally" from your description of the tax consequences of a conversion. Provide additional detail if you believe it is necessary to qualify your disclosure.

26.   We note that both Polaris and Hughes' obligation to complete the merger is conditioned on each receiving a tax opinion to the effect that the merger will be considered a "reorganization" within the meaning of Section 368(a) of the tax code. Clarify the significance of this to Polaris' shareholders since they will not be exchanging any shares in the merger.

The Merger Agreement, page 49

27.   We note your statement that "[c]urrent factual information about Polaris and Hughes Telematics can be found elsewhere in this proxy statement and in public filings that Polaris makes with the SEC . . ." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Additionally, please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

28.   Please supplementally provide us with a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

Merger Consideration, page 49
Earn-Out Consideration, page 50

29.   Please describe the terms and exercise prices of the options to be issued as initial and earn-out merger consideration to the extent practicable.

Conditions to the Completion of the Merger, page 57

30.   Disclose whether it is the intent of your board of directors to resolicit shareholder approval of the business combination if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading.

Agreements Related to the Merger, page 61

Shareholders' Agreement, page 61

31.   In your summary description of the shareholders' agreement on page two, you disclose that your initial stockholders will also be subject to certain transfer restrictions. Please

describe the transfer restrictions that will be applicable to your initial stockholders following the merger (both with respect to common shares and warrants).

32.   Identify the Hughes' shareholders who will be subject to the shareholders' agreement.

The Pre-Closing Certificate Amendment Proposal, page 63

33.   Please explain the reasons and the potential effect of the increase in authorized shares of preferred stock from 1,000,000 to 10,000,000. Refer to Schedule 14A Item 11.

Business of Hughes Telematics, page 66

34.   We note your citation of statistical and third-party industry data throughout this section of the proxy statement. For example, we note the statistics provided regarding OnStar on page 69, the market position of Networkcar on page 69, and the prevalence of factory-installed navigation systems on page 70. We also note third-party industry data provided by Telematics Research Group cited on page 68, C.J. Driscoll and TRG/iSuppli cited on page 70, and the U.S. Environmental Protection Agency and Department of Energy cited on page 72. These are only examples. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support.

35.   We note from disclosure in the notes to financial statements and elsewhere that Hughes has a relationship with Hughes Network Systems and Hughes Communications. Please describe the nature of Hughes's relationships with Hughes Network Systems and Hughes Communications and the significance of these relationships to Hughes's business plan.

Services, page 72

36.   We note that, in addition to anticipated initial consumer service offerings, Hughes plans to offer a variety of other consumer services in the future. Please provide additional insight into the anticipated timing of these additional services and the status of their development.

Automaker Relationships, page 74

37.   So that shareholders can better understand the significance of the Chrysler contract in 2009, please quantify what "select" models means. Provide additional detail on how installation will expand to virtually all Chrysler models by 2013.

38.   We note that Chrysler and Mercedes-Benz may terminate their contracts with Hughes due to a failure to satisfy certain milestone obligations or required service levels. Please provide additional insight into the nature of these milestone obligations and service levels and Hughes's historical ability to satisfy them.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Hughes Telematics, page 78

Overview, page 78

39.   Please provide a discussion of the most material known uncertainties facing Hughes and how these factors could impact results of operations and financial condition going forward. For example, from disclosure elsewhere in the proxy statement, we note challenges and risks associated with completing development, testing and launch of the telematics product and service offering, performance of milestones under the Chrysler and Mercedes-Benz contracts, and adoption of telematics products in the market generally. Please also address how the expenses and obligations associated with becoming a public company could impact results of operations in the future.

40.   It would appear from Hughes' business model that customer churn is, or will be, and important financial metric in measuring the success of the company's business marketed through automakers. If so, please confirm through disclosure and discuss your intentions on providing such information as your operations mature.

Merger Agreement with Polaris, page 78

41.   Please disclose how the approximately $140 million of trust proceeds to be released following the merger are expected to be used. For example, if management expects a material increase in any type of expense or investment as a result of the availability of these funds and planned business initiatives, discuss these expectations and provide insight into how results of operation and financial condition could be impacted.

Liquidity and Capital Resources, page 85

42.   Please provide an assessment of Hughes's ability to meet both its short-term and long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In providing this assessment, address various contingencies. For example, discuss whether additional financing will be needed in addition to the release of $140 million in cash upon completion the merger. If so, provide insight into current financing efforts. Also discuss the significance of a maximum 30% conversion by Polaris stockholders and the resulting decrease in released funds. Clarify what events (in terms of financing and operational performance) are necessary in the view of Hughes's management to remove the substantial doubt about Hughes's ability to continue as a going concern. If the consummation of the Polaris merger is not certain to remove the substantial doubt about Hughes's ability to continue as a going concern, please specifically reference this doubt in a risk factor.

Information About Polaris, page 99

Fair Market Value of Target Business, page 99

43.   Please explain how your board determined that the fair market value test was met in
        connection with the merger. Since your board was apparently able to make this
        determination, explain why the board also chose to seek an opinion from Duff & Phelps.
        We note that disclosure in your IPO prospectus indicated you would obtain such an
        opinion if your board was not able to independently make this determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Polaris, page 102

Liquidity and Capital Resources, page 103

44.   We note you expect your working capital to be sufficient to fund your operations until a
        target is acquired. So that investors may assess the likelihood that additional
        consideration will be issued to Hughes's stockholders due to a shortfall in net working
        capital below $138 million, please provide, to the extent practicable, a comparison of
        your net working capital as of the most recent practicable date, expected future costs to
        complete the merger, and expected interest available to be used for working capital prior
        to the closing of the merger.

Management Following the Merger, page 107

45.   Please provide the disclosure required by Regulation S-K Item 402 regarding the officers
        and directors of Hughes for Hughes's most recently completed fiscal year. Also include
        compensation discussion and analysis disclosure with respect to new plans or policies
        that may be applicable to officers and directors following the consummation of the
        merger (as provided in the Release 33-8732A text at n. 97). Refer Regulation S-K
        Compliance and Disclosure Interpretation Section 217.12 available at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Polaris Certain Relationships and Related Person Transactions, page 112

46.   We note from your disclosure on page 108 that Marc Byron, your CEO and Chairman of
        the Board, has served as an adviser to Apollo Management. Please explain to us why you
        do not believe further disclosure of this relationship is required. Refer to Schedule 14A
        Item 14(b)(7) and Regulation MA Item 1011(a)(1).

Beneficial Ownership of Securities, page 119

47.   Please clarify that the ownership percentages in the table assume no conversions by your
        stockholders and that such conversions would increase the ownership levels of your
        initial stockholders and former Hughes stockholders. Please also state that potential
        upward adjustments to the shares to be issued in the merger as a result of equity raised by

Hughes or a working capital shortfall are not reflected in the table and would increase the ownership levels of former Hughes stockholders.

48.   Please clarify that, even though you have chosen to include a column reflecting ownership excluding earn-out shares, former Hughes stockholders will have voting power with respect to these shares immediately following the merger.

49.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by Communications Investors, LLC.

50.   We note your statements in the introductory paragraphs to the ownership table that you have not included any shares underlying warrants in the calculation of total outstanding shares for purposes of determining percentage of ownership. However, in the post-merger ownership information, you have included shares underlying warrants that will be exercisable upon consummation of the merger for certain shareholders. In calculating the ownership percentage for each stockholder who is the beneficial owner of any such shares, you should consider the underlying shares owned by that stockholder outstanding. Refer to Rule 13d-3(d)(1) under the Exchange Act.

Polaris Acquisition Corp. Financial Statements

Note 2. Organization and Business Operations, page F-6

Income Per Common Share, page F-7

51.   It is unclear to us why you have not included the effects of your outstanding warrants in your calculation of diluted income per share. Tell us your basis in SFAS 128 or other applicable literature.

HUGHES Telematics, Inc. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-34

(7) Stockholders' Equity, page F-34

Series A Redeemable Preferred Stock, page F-34

52.   Tell us your basis for classifying the loss on the deemed extinguishment of the Series A Preferred Stock as a reduction of additional paid in capital.

Notes to Consolidated Financial Statements, page F-47

(7) Stockholders' Equity, page F-58

Share-Based Compensation, page F-60

53.   We note that your option awards have certain repurchase features. Tell us how you considered the guidance in SFAS 123R in determining that the awards are not required to be classified as liabilities.

54.   Revise your stock-based compensation footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the proxy:

     o   For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).
     o   Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.
     o   If the valuation specialist was a related party, a statement indicating that fact.

Provide us with the following information, or if contemporaneous valuations were not used, disclose the information in MD&A:

     o   A discussion of the significant factors, assumptions, and methodologies used in determining fair value.
     o   A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the price implied by the value of the stock to be issued by Polaris upon the consummation of the merger.
     o   The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

*   *   *   *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Larry Spirgel, Assistant Director, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Andrew J. Nussbaum
        Wachtell, Lipton, Rosen & Katz
        Via facsimile: (212) 403-2269